Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Office:+1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

July 25, 2022

By EDGAR

Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Sherry Haywood
Erin Purnell

Re:	Kensington Capital Acquisition Corp. IV
Registration Statement on Form S-4
Filed June 21, 2022
File No. 333-265740

Ladies and Gentlemen:

On behalf of our client, Kensington Capital Acquisition Corp. IV, a Cayman Islands exempted company incorporated with limited liability (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in the letter dated July 18, 2022 addressed to the Company with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, we are concurrently submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein have the meanings ascribed to them in Amendment No. 1.

Registration Statement on Form S-4 Filed June 21, 2022

Cover Page

1.

Please revise the cover page and the question and answer section to disclose the cash value of the securities that (i) the public shareholders, (ii) the public warrantholders, (iii) the Sponsor, and (iv) the holders of Amprius capital stock will receive in connection with the Domestication and Business Combination. In addition, please disclose here the voting power of (i) the public shareholders, (ii) the Sponsor, (iii) the equity financing investors, and (iv) the holders of Amprius capital stock following the Business Combination.

The Company has added disclosure on page 3 of the letter to shareholders and has added a question and answer titled “What is the value of the Sponsor’s equity stake to be received in connection with the Business Combination and related financing transactions?” on pages 13-14 in response to the Staff’s comment.

2.	Please disclose the equity financing occurring in connection with the business combination.

The Company has added disclosure on pages 4-5 of the letter to shareholders, has added a question and answer titled “Is an Equity Financing contemplated in connection with the Business Combination?” on pages 12-13 and has revised the disclosure on pages 11, 42 and 124 in response to the Staff’s comment.

3.

We note that Amprius, Inc. will hold a majority interest in Amprius after the business combination regardless of the redemption scenario. As such, please tell us whether the combined company will be a “controlled company” under exchange listing rules and, if so, describe the corporate governance exemptions on which you will be entitled to rely and the related risks to investors.

The Company has added disclosure on page 5 of the letter to shareholders in response to the Staff’s comment.

Questions and Answers About the Business Combination, page 8

4.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

The Company has revised the disclosure on page 2 of the letter to shareholders and on pages 18, 24, 38 and 103 in response to the Staff’s comment.

5.

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

The Company has added a question and answer titled “How do the Public Warrants differ from the Private Warrants and what are the related risks to any holders of Public Warrants following the Business Combination?” on pages 14-15 in response to the Staff’s comment.

6.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

The Company has revised the disclosure on pages 19-20, 39-40 and 104-105 in response to the Staff’s comment.

7.

Please add a question and answer or expand your disclosure on page 11 to include disclosure regarding the ownership of the equity financing investors, and the Sponsor and its affiliates of the combined company after the merger that shows a range of redemption scenarios, including a maximum, minimum and interim redemption scenario. In addition, please disclose the Sponsor’s total potential ownership interest in the combined company assuming exercise and conversion of all securities as well as the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

The Company has revised the disclosure on page 12 in response to the Staff’s comment. In addition, the disclosure included in the sections titled “Questions and Answers About the Business Combination—What interests do Kensington’s current officers and directors have in the Business Combination?”, “Summary of the Proxy Statement/Prospectus—The Business Combination—Interests of Kensington’s Directors and Officers in the Business Combination” and “The Business Combination Agreement—Recommendation of the Kensington Board” beginning on pages 18, 38 and 103, respectively, discuss the Sponsor’s total potential ownership interest in the combined company, assuming exercise and conversion of all securities, as well as the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid, and the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

8.

Please add a question and answer that identifies the Minimum Cash Condition and the maximum percentage of public shares that may be redeemed such that the remaining funds held in the trust account are sufficient to satisfy the Minimum Cash Condition.

The Company has added a question and answer titled “What happens if a substantial number of the Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?” on page 27 in response to the Staff’s comment.

9.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

The disclosure included in the sections titled “Questions and Answers About the Business Combination—What interests do Kensington’s current officers and directors have in the Business Combination?”, “Summary of the Proxy Statement/Prospectus—The Business Combination—Interests of Kensington’s Directors and Officers in the Business Combination” and “The Business Combination Agreement—Recommendation of the Kensington Board” beginning on pages 18, 38 and 103, respectively, discuss the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

10.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

The Company has added a question and answer titled “Are there any fees payable to the underwriters in the IPO in connection with the Business Combination?” on pages 26-27 in response to the Staff’s comment.

11.	Please add a question and answer that addresses the consideration that Amprius equity holders will receive for vested and unvested stock options.

The Company has added a question and answer titled “What will holders of Amprius Options receive in connection with the Business Combination?” on page 10 in response to the Staff’s comment.

12.

Please add a question and answer that discloses the deferred underwriting fees that are contingent upon the Business Combination as well as the fees to the Placement Agents for the equity financing that are contingent upon the Business Combination.

The Company has added a question and answer titled “Are there any fees payable to the underwriters in the IPO in connection with the Business Combination?” on pages 26-27 in response to the Staff’s comment. The Company does not expect to engage a placement agent in connection with the PIPE.

Summary Risk Factors, page 38

13.	Please revise your risk factor summary to ensure that it is no more than two pages in length. Refer to Item 105(b) of Regulation S-K.

The Company has revised the disclosure on pages 43-44 in response to the Staff’s comment.

14.	Please quantify Amprius’ net losses.

The Company has revised the disclosure on page 44 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 86

15.

Refer to the scenario Assuming Maximum Redemptions on page 87 and the pro forma balance sheet on page 90. Please clarify and expand your disclosure that at Closing Kensington will be required to have a minimum of $200 million in cash, since we note the cash balance in the pro forma balance sheet at March 31, 2022, under the maximum redemptions scenario, is less than $200 million. Please explain how the current presentation meets the Minimum Cash Amount. To the extent you expect to receive additional proceeds from investors in an Equity Financing, please disclose and discuss the terms of the financing. In this regard, we note the discussion on page 118 of your intention to enter into an Equity Financing prior to Closing. If appropriate, please include disclosures and adjustments related to the Equity Financing in the pro forma financial statements.

Pursuant to the Business Combination Agreement, the Minimum Cash Amount is calculated without reduction for any payments in respect of outstanding Kensington transaction expenses. Accordingly, while the presentation of the “Assuming Maximum Redemptions” scenario meets the Minimum Cash Amount, the pro forma combined cash and cash equivalents in such scenario is less than $200 following the reduction for payment of transaction expenses. The Company has revised the disclosure on page 92 to clarify that the calculation of the Minimum Cash Amount is calculated without reduction for any payments in respect of transaction expenses.

16.

Refer to page 87. We note pro forma disclosures are based on two redemption scenarios, one Assuming No Redemptions, which assumes no shares of Kensington Class A ordinary shares are redeemed, and the other Assuming Maximum Redemptions, which assumes the redemption of 3 million shares of Kensington Class A ordinary shares. Please disclose what will occur if redemptions exceed 3 million shares and, if accurate, clarify and disclose that if redemptions exceed 3 million shares, the Business Combination will not occur. If that is not accurate, please explain how you determined the current disclosure presents the maximum redemptions scenario and complies with Rule 11-02(a)(10) of Regulation S-X.

The Company has revised the disclosure on page 92 to clarify what might occur if redemptions exceed three million Kensington Class A Ordinary Shares.

17.

Refer to notes 3(f) and 3(bb) on page 95. We note Kensington accounts for public warrants and private warrants as liabilities. We also note after the Business Combination, the public warrants and private warrants will be classified in equity. Please clarify if the private warrants include any terms or provisions that provide for potential changes to the settlement amount that are dependent on and will continue to be dependent on the characteristics of the holder of the warrant, and if so, explain how you determined the private warrants should be classified in equity after the Business Combination.

The Private Warrants do not include any terms or provisions that provide for potential changes to the settlement amount that are dependent on, or will continue to be dependent on, the characteristics of the holder of the warrant. The Company considered the SEC Staff Statement on the accounting for warrants issued by special purchase acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)”, which focused on indexation and tender offer provisions in typical SPAC warrants outstanding at the time. The Private Warrants have the same terms as the Public Warrants, except that (i) the Private Warrants may be exercised for cash or on a cashless basis, (ii) the Private Warrants and the common shares issuable upon the exercise thereof may be subject to transfer restrictions contained in the letter agreement by and among the Company, the Sponsor and the other parties thereto, and (iii) the Private Warrants are not redeemable by the Company. The terms of the Private Warrants do not change upon any sale or transfer to another holder, including the Private Warrants do not become redeemable upon any sale or transfer to another holder.

18.

Refer to note 3(h) on page 95. Please disclose how holders of options to acquire shares of Amprius and its Parent will be accounted for in the Business Combination. If the options will be exchanged for new options, please disclose the accounting for the exchange and quantify the impact, if any, on the pro forma financial statements. Also, please explain or reconcile the number of Amprius options disclosed in the pro forma financial statements relative to the options disclosed in Amprius’ historical financial statements. It appears the options disclosed in the pro forma financial statements may not include options to acquire shares of Amprius’ Parent. Please disclose and discuss if and how the Parent options will be settled.

The exchange of the Amprius options for options to purchase shares of New Amprius Common Stock was accounted for as part of the recapitalization of Amprius’ common equity. The Company has revised its disclosure in note 3(h) on page 100 to clarify that the exchange of the options is included in the recapitalization of Amprius’ common equity. In assessing the impact of the option exchange on the pro forma financial statements, the Company considered the effects of the option exchange on the conditions described in ASC 718-20-35-2A. The Company determined that the fair value of the new options to purchase shares of New Amprius Common Stock would be the same as the fair value of the original Amprius Options immediately before the exchange at the Closing. In making this determination, the Company considered that both the number of shares underlying the Amprius Options and the exercise price per share of such Amprius Options are adjusted by the Exchange Ratio pursuant to Section 3.01(c) of the Business Combination Agreement, and that exchange of the options would not impact the other inputs used in the valuation of the options. The Company also determined that the vesting conditions of the new options to purchase shares of New Amprius Common Stock would be the same as the original Amprius Options from which they were exchanged, and that the classification of the Amprius Options would not be impacted as a result of the option exchange.

With respect to options to acquire shares of Amprius, Inc., the Business Combination will have no effect on outstanding awards under Amprius, Inc.’s equity incentive plan and all outstanding options to purchase shares of Amprius, Inc. will remain outstanding, subject to their terms, following the Business Combination. Therefore, the pro forma financial statements do not include disclosures related to options to acquire shares of Amprius, Inc., or any other securities that may be outstanding at Amprius, Inc. The Company has revised the disclosure on page 93 to clarify that the Business Combination will not have any effect on the options to acquire shares of Amprius, Inc. that may be outstanding at the Closing.

The number of options disclosed in Amprius’ historical financial statements include options granted under the Amprius, Inc.’s 2008 Stock Plan and Amprius’ 2016 Equity Incentive Plan. Options granted under the 2008 Stock Plan represent options to acquire shares in Amprius, Inc., which as discussed above, will not be exchanged as part of the Business Combination, and therefore, are not included in the options disclosed in the pro forma financial statements. The options disclosed in the pro forma financial statements represent Amprius Options granted under the 2016 Equity Incentive Plan and are calculated as the options outstanding under the 2016 Equity Incentive Plan as of March 31, 2022 (as disclosed in Amprius’ historical financial statements) plus option activity subsequent to March 31, 2022, adjusted by the Exchange Ratio.

The Background of the Business Combination, page 106

19.	Please expand your disclosure to discuss in greater detail Kensington’s other potential targets, including their size and material attributes, and the reasons they were not pursued.

The Company has revised the disclosure on page 111 in response to the Staff’s comment.

20.

Please revise the disclosure on page 107 to clarify that the business combination proposed valuation of Amprius’ financial advisor does not address the fairness of the merger from a financial point of view for Kensington’s Public Unitholders, Public Shareholders and Public Warrantholders.

The Company has revised the disclosure on page 112 in response to the Staff’s comment.

Equity Financing, page 118

21.

Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

The Company has added a question and answer titled “What are the material differences, if any, in the terms and price of securities issued at the time of the IPO as compared to the securities that will be issued as part of the PIPE at the Closing? Will Sponsor or any of its directors, officers or affiliates participate in the PIPE?” on page 17 in response to the Staff’s comment.

Certain U.S. Federal Income Tax Considerations, page 127

22.

Please revise the heading of this section as well as the introductory paragraph to clarify that the discussion is of the material tax consequences, not merely certain material tax consequences. Please refer to Section III.C.1 of Staff Legal Bulletin No. 19 for guidance.

The Company has revised the disclosure on pages 20-21, 25-26, 74, 88-89 and 132 in response to the Staff’s comment.

23.

You disclose on page 17 that the Domestication should constitute a reorganization under Section 368(a) of the Code. Please include a similar statement in this section that clearly describes the tax treatment of the merger and the related transactions. Please ask counsel to provide, or to explain why it cannot provide, a “will” opinion. In that case, ask counsel to describe the degree of uncertainty in the opinion. Please also remove any statement that assumes the material tax consequences at issue (e.g., “Assuming the Domestication qualifies as an F Reorganization ...”). Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

The Company has revised the disclosure on pages 20, 88 and 133-134 in response to the Staff’s comment. We are providing a “should” opinion, not a “will” opinion, because of the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets, such as Kensington.

Director Compensation, page 193

24.	Please report compensation values in your tables in dollars and rounded to the nearest dollar.

Amprius’ non-employee directors did not receive any compensation for the year ended December 31, 2021. The Company has revised the disclosure on page 199 to clarify that Amprius’ directors did not receive any compensation for the year ended December 31, 2021.

Amprius Management’s Discussion and Analysis of Financial Condition and Results of Operations

Establishing Manufacturing Capacity, page 197

25.

We note disclosures here and throughout the filing regarding the need to establish a high volume manufacturing facility and develop automated anode production equipment. We also note disclosure that the capacity, timing and related capital expenditures are uncertain. Although we note and understand the amount and timing of related capital expenditures may not be fully known, please disclose and discuss the range of capital expenditures and the anticipated timing of those expenditures based on your current expectations.

The Company has revised the disclosure on pages 49, 186, 202 and 211 in response to the Staff’s comment.

Critical Accounting Policies and Significant Management Estimates, page 211

26.

Please revise the disclosures under Common Stock Valuations to quantify, in total or on a per share basis, the estimated fair values determined as of each valuation date and the factors that resulted in significant changes in the estimated fair values.

The Company has revised the disclosure on pages 220-222 in response to the Staff’s comment.

Management After the Business Combination, page 250

27.

The description of management of New Amprius following the business combination does not indicate whether they are located inside or outside of the United States. Please disclose the locations of the board members and CEO. Please advise whether your executive officers and directors reside in the United States. If not, please include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws. Also, if at least one director or officer is located outside the United States, please disclose in a separate Enforceability section the limitations and difficulties of bringing an action against such director or officer.

The Company has revised the disclosure on page 255 in response to the Staff’s comment.

Audited Financial Statements of Amprius Technologies, Inc.

Report of Independent Registered Public Accounting Firm, page F-2

28.

Refer to the second paragraph under Basis for Opinion. We note the auditors’ report indicates their audits were conducted in accordance with the “auditing standards” of the PCAOB. Please be advised, based on the facts and circumstances related to the Business Combination, the auditor is required to conduct their audits in accordance with the “standards” of the PCAOB, which include standards in addition to auditing standards. Please have the auditor refer to the guidance in paragraph .09 of AS 3101 and revise their report accordingly. Please also revise the related disclosure under frequently used terms for “PCAOB Financials” on page 5.

The Company has revised the disclosure on pages 5 and F-2 in response to the Staff’s comment.

2. Summary of Significant Accounting Policies Basis of Presentation, page F-9

29.

We note the company’s historical financial statements reflect an allocation of its Parent’s general and administrative expenses and the expenses were allocated “evenly” among the Parent’s subsidiaries; however, it is not clear what evenly allocated means or how you determined it is reasonable. It is also not clear how many subsidiaries the Parent had or what the level of activity and operations of each subsidiary was such that the methodology is reasonable. Please more clearly explain how shared costs were allocated and how you determined the methodology is reasonable. Please also disclose management’s estimate of what expenses would have been on a stand-alone basis for each period presented. Refer to SAB Topic 1:B:2. This comment is also applicable to the disclosures on page F-35.

The Company has revised the disclosure on pages 216, F-9 and F-35 in response to the Staff’s comment.

30.

We note the company’s Parent provided capital contributions to fund the company during the periods presented; however, we note no allocation of interest expense to the company’s historical financial statements. Please disclose the source of the funds provided by the Parent to the company. If the Parent incurred debt to fund the capital contributions, please explain how and why you determined the company’s historical financial statements are not required to record allocated interest expense. Refer to SAB Topic 1:B. This comment is also applicable to the interim financial statements.

The Company has revised the disclosure on pages 216, F-9 and F-35 in response to the Staff’s comment.

14. Subsequent Events, page F-27

31.

Please expand the disclosures related to the new options granted subsequent to March 31, 2022, here and on page F-49, to disclose: the material terms of the options; the average exercise price; the estimated fair value; and the amounts of recognized and/or unrecognized compensation expense. If applicable, please address any material differences between the fair value of the new options and the fair value implied by the current Business Combination.

The Company has revised the disclosure on pages F-27 and F-50 in response to the Staff’s comment.

General

32.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Sponsor is a Delaware limited liability company and is not a non-U.S. person. Justin Mirro, the Company’s Chief Executive Officer and Chairman, is the managing member of the managing member of the Sponsor. Mr. Mirro is a U.S. citizen resident in the United States. Although Messrs. Zetsche and Pettersson are citizens and residents of Germany and Sweden, respectively, neither of them controls the Sponsor or will continue on as officers or directors of New Amprius following the consummation of the Business Combination. Additionally, to the extent the proposed Business Combination is not consummated, the Business Combination Agreement would terminate with a sufficient amount of time such that the Company believes it would be able to consummate an alternative initial business combination prior to the date that the Company would be required to liquidate in accordance with its governing documents. As such, if the proposed Business Combination is terminated, the Company does not believe that the risks associated with foreign investment regulations are currently material to it.

For purposes of the remainder of this response, we refer to “Amprius Technologies, Inc.” as “ATI.”

Furthermore, we are informed that Amprius, Inc. is not, is not controlled by, and does not have current substantial ties with any foreign persons, as that term is defined by CFIUS’ regulations at 31 C.F.R. § 800.224. As previously disclosed to the Office of the Chief Accountant, ATI’s parent, Amprius, Inc., previously went through multiple rounds of fundraising, in part, to be able to invest in other businesses. More specifically, in the course of those fundraising rounds, Amprius, Inc. received investment from foreign investors, including Chinese investors, using those funds in part to invest in other businesses outside of ATI through three separate holding companies that owned operating subsidiaries based exclusively in China (the three holding companies and their subsidiaries collectively referred to as “SpinCo”). Prior to February 2022, the operations of ATI and the operations of SpinCo were separate, both geographically and otherwise, and the businesses differed in their products, market segments, customers, technologies, and financial profiles. Because the operations of the different businesses varied widely, the board of directors of Amprius, Inc. determined that separating ATI and SpinCo would improve the ability of each of the businesses to raise further financing. As a result, in February 2022, Amprius, Inc. divested from its holding companies based in China and distributed to its equity holders all shares it held in SpinCo (the “Spin-Off”).

Prior to the Spin-Off, some of Amprius, Inc.’s foreign investors, in conjunction with their investments, received governance rights (such as board seats) in Amprius, Inc. However, after the Spin-Off, all active foreign investors of which Amprius, Inc. is aware—including the aforementioned Chinese investors—agreed to give up their governance rights and to become passive stakeholders in Amprius, Inc. More specifically, these investors agreed to remain passive under the CFIUS regulations, maintaining a sub-9.9% voting equity stake in Amprius, Inc. and forgoing any governance rights such as a board or observer seat, access to material non-public technical information, and “control” (as defined under the CFIUS regulations) in Amprius, Inc.

In sum, as a result of the Spin-Off and the subsequent restructuring, ATI has been informed that Amprius, Inc. understands itself to have eliminated any prior substantive ties to foreign persons and to have no current substantive ties. ATI also understands that, as a result of the business combination, Amprius, Inc. will have diluted its ownership interest in ATI. Furthermore, the Registration Statement includes a discussion of risks related to U.S. foreign investment regulations beginning on page 71.

33.

We understand the sponsor will receive additional securities pursuant to an anti-dilution adjustment based on the company’s additional financing activities. Please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

The Sponsor will not receive additional securities pursuant to an anti-dilution adjustment based on the Company’s additional financing activities. In addition, the Company has not yet received any commitments from any PIPE Investors. In the event the PIPE Investors purchase the currently expected maximum amount of 20 million PIPE Units, upon consummation of the Business Combination they would own 16.8% of the New Amprius Common Stock, current holders of Amprius Common Stock would own 55.5% of the New Amprius Common Stock, other than with respect to Public Shares owned by the Sponsor, the Public Shareholders would own 16.6% of the New Amprius Common Stock and the holder of the Sponsor Shares would own 11.1% of the New Amprius Common Stock. The Company has revised the disclosure on page 4 of the letter to shareholders and on pages 11, 12, 14, and 42 to disclose such ownership percentages.

34.

Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

The Company believes the disclosure included in the sections titled “Questions and Answers About the Business Combination—What interests do Kensington’s current officers and directors have in the Business Combination?”, “Summary of the Proxy Statement/Prospectus—The Business Combination—Interests of Kensington’s Directors and Officers in the Business Combination” and “The Business Combination Agreement—Recommendation of the Kensington Board” beginning on pages 18, 38 and 103, respectively, discuss all material interests in the transaction held by the Sponsor and the Company’s officers and directors.

35.	Please describe the direct or indirect impact of Russia’s invasion of Ukraine on your business. In addition, please also consider any impact:

•

resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede your ability to sell assets located in Russia, Belarus, or Ukraine, including due to sanctions affecting potential purchasers;

•

resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and

•	that may result if Russia or another government nationalizes your assets or operations in Russia, Belarus, or Ukraine.

If the impact is not material, please explain why.

Amprius’ business has not been directly impacted by the ongoing military conflict in Russia and

Ukraine, as Amprius has no assets or operations, and Amprius has not purchased materials from, Russia, Belarus or Ukraine. The Company has revised the disclosure on pages 52, 56 and 204-205 in response to the Staff’s comment.

36.

Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

•

suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

•	experience labor shortages that impact your business;

•	experience cybersecurity attacks in your supply chain;

•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; and

•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Amprius has considered the current and potential impact of Russia’s invasion of Ukraine on Amprius’ business, including with respect to supply chain disruptions, and, while it will monitor ongoing developments closely and update its disclosure as it determines is necessary and useful for investors to evaluate the risks associated with Amprius’ business, it believes that the disclosure, as modified in response to the Staff’s other comments, including Comment 35 above, included in the sections titled “Risk Factors” and “Amprius Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on pages 47 and 201, respectively, appropriately present the impact and material risks to Amprius’ business resulting from Russia’s invasion of Ukraine, including with respect to supply chain disruptions. Since Amprius is not manufacturing at commercial scale, Amprius’ business has not been materially impacted by supply chain disruptions to date.

If you have any questions in connection with the filing or this response letter, please contact the undersigned at (212) 837-6454.

Very truly yours,

/s/ Charles A. Samuelson

Charles A. Samuelson

cc:	Justin Mirro

Chairman and Chief Executive Officer

Kensington Capital Acquisition Corp. IV

Michael J. Danaher, Mark B. Baudler

Wilson Sonsini Goodrich & Rosati, P.C.